Paris, July 5, 2005

TRANSFER OF COMMERCIAL RIGHTS OF PLAVIX® IN JAPAN TO SANOFI-AVENTIS

Paris/Tokyo- July 5, 2005 - Sanofi-aventis and Daiichi Pharmaceutical Co., Ltd. announced today the transfer of all commercial rights for Plavix® (clopidogrel) in Japan from Daiichi and a jointly held partnership to sanofi-aventis Japan. The transfer will be implemented in conformity with local regulatory requirements. Given their long-standing partnership, both parties agreed to collaborate in the future in the areas of manufacturing and co-promotion to ensure the success of Plavix® in Japan. Plavix® was submitted for registration to the Japanese Ministry of Health, Labor and Welfare on February 24, 2004 and its review is pending.

About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Daiichi Pharmaceutical
Daiichi Pharmaceutical Co., Ltd., has been a leader in the Japanese pharmaceutical industry for nearly a century. Established in 1915, Daiichi has grown as a research and development-based organization, ensuring its leading position as a developer of advanced pharmaceutical products and health care-related chemicals for nearly 90 years. Daiichi’s main therapeutic and diagnostic areas of research include infectious diseases, cancer, cardiovascular disorders, cerebral and central nervous system illnesses, gastrointestinal ailments, immunological disorders and contrast media. Daiichi and Sankyo Co., Ltd, a Japan-based pharmaceutical company, will establish a joint holding company, DAIICHI SANKYO, LIMITED through a joint stock transfer on September 28, 2005.

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.
The sanofi-aventis Group conducts business in the U.S. through its affiliates Sanofi-Synthelabo Inc. and Aventis Pharmaceuticals Inc.

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